Exhibit 99.1

Ayr Wellness Introduces Award-Winning Cannabis Brand Lost in Translation (LIT) Across Four Additional States

Lost in Translation is a culmination of decades of West Coast breeding and cultivation brought to new markets exclusively by Ayr

MIAMI, September 22, 2022 -- Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), announced the launch of Lost in Translation (LIT), an award winning cannabis brand known for sought after genetics and terpene profiles, across four additional states in Ayr’s operational footprint: Arizona, Florida, New Jersey and Pennsylvania. Lost in Translation is now available in six states, including Massachusetts and its home state of Nevada.

Originally produced by six-time Jack Herer Cup winning cultivators Tahoe Hydroponics Company (“Tahoe Hydro”), Lost in Translation has made its name with consumers through its extensive library of well-known strains with unique flavors and aromas, including Bubble Bath, WAP, and Temptation. Recently featured in High Times, Lost in Translation reflects the Ayr’s commitment to high-quality cannabis at scale.

“We’re proud of the flower we’re growing throughout our footprint and are excited by the opportunity to delight our customers with a combination of quality flower and award-winning genetics,” said Jonathan Sandelman, Founder and CEO of Ayr Wellness. “The rollout of a brand for cannabis connoisseurs like Lost in Translation reiterates Ayr’s commitment to its strategic brand portfolio that meets our patients and customers wherever they are in their cannabis journey. Flower remains the predominant method of consumption across the country, so it is important to have brands that range from value to premium, including Road Tripper, Kynd and now LIT.”

Lost in Translation is now available across Ayr’s dispensaries, as well as through third-party partners in applicable markets.

To find Lost in Translation near you, visit our dispensary pages for Arizona, Florida, Massachusetts, Nevada, New Jersey, and Pennsylvania. To learn more about Ayr Wellness visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com